SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 4)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Ancestry.com Inc.

(Name of the Issuer)

Ancestry.com Inc. Global Generations International Inc. Global Generations Merger Sub Inc. Anvilux 1 S.àr.l Anvilux 2 S.àr.l Permira IV Continuing L.P.1 Permira IV Continuing L.P.2	P4 Co-Investment L.P. Permira Holdings Limited Permira IV Managers L.P. Permira IV Managers Limited Permira Investments Limited Permira IV G.P. L.P. Permira IV GP Limited

Spectrum Equity Investors V, L.P.

Spectrum V Investment Managers’ Fund, L.P.

Spectrum Equity Investors III, L.P.

SEI III Entrepreneurs’ Fund, L.P.

Spectrum III Investment Managers’ Fund, L.P.

Mr. Timothy Sullivan

Mr. Howard Hochhauser

Purefoy, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032803 108

(CUSIP Number of Class of Securities)

Ancestry.com Inc. 360 West 4800 North Provo, Utah 84604 Facsimile: (801) 705-7010 Attn: William C. Stern	Spectrum Equity Investors 333 Middlefield Road, Suite 200 Menlo Park, California 94025 Facsimile: (415) 464-4601 Attn: Victor Parker	c/o Permira Advisers L.L.C. 64 Willow Place, Suite 101 Menlo Park, California 94025 Facsimile: (650) 853-0180 Attn: Brian Ruder

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Facsimile: (212) 403-2000 Attn: Andrew Nussbaum, Esq.	Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Facsimile: (212) 446-6460 Attn: Jeffrey Symons, Esq.	Fried, Frank, Harris, Shriver & Jacobson, LLP One New York Plaza New York, New York 10004 Facsimile: (212) 859-4000 Attn: Robert Schwenkel, Esq.

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	$1,554,391,459	Amount of filing fee	$212,019.00

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $212,019.00 was determined by multiplying 0.0001364 by the aggregate merger consideration of $1,554,391,459. The aggregate merger consideration was calculated by multiplying the 43,237,883 outstanding shares of common stock and the 1,917,846 outstanding restricted stock units to be acquired pursuant to the merger by the per share merger consideration of $32.00, and adding the foregoing sum to (i) $330,000 (the amount of stock-based compensation that may be issued prior to the closing of the merger) and (ii) the product obtained by multiplying 5,162,240, representing the number of outstanding employee stock options, by $21.13, representing the per share merger consideration of $32.00 less the $10.87 weighted average exercise price of the outstanding employee stock options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$212,019.00	Filing Party:	Ancestry.com Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	October 30, 2012

Introduction

This Amendment No. 4 (the “Final Amendment”) to Rule 13E-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Ancestry.com Inc., a Delaware corporation (the “Company”), (ii) Global Generations International, Inc., a Delaware corporation (“Parent”), (iii) Global Generations Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) Anvilux 1 S.àr.l, a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg, (v) Anvilux 2 S.àr.l, a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg, (vi) Permira IV Continuing L.P.1, a limited partnership registered in Guernsey, (vii) Permira IV Continuing L.P.2, a limited partnership registered in Guernsey, (viii) Permira Investments Limited, a limited company incorporated in Guernsey, acting through its nominee Permira Nominees Limited, (ix) P4 Co-Investment L.P., a limited partnership registered in Guernsey, (x) Permira Holdings Limited, a limited company incorporated in Guernsey, (xi) Permira IV Managers L.P., a limited partnership registered in Guernsey, (xii) Permira IV Managers Limited, a limited company incorporated in Guernsey, (xiii) Permira IV G.P. L.P., a limited partnership registered in Guernsey, (xiv) Permira IV GP Limited, a limited company incorporated in Guernsey, (xv) Spectrum Equity Investors V, L.P., a Delaware limited partnership, (xvi) Spectrum V Investment Managers’ Fund, L.P., a Delaware limited partnership, (xvii) Spectrum Equity Investors III, L.P., a Delaware limited partnership, (xviii) SEI III Entrepreneurs’ Fund, L.P., a Delaware limited partnership, (xix) Spectrum III Investment Managers’ Fund, L.P., a Delaware limited partnership, (xx) Mr. Timothy Sullivan, (xxi) Mr. Howard Hochhauser and (xxii) Purefoy, LLC.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 27, 2012, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of October 21, 2012, by and among the Company, Parent and Merger Sub (the “Merger Agreement”), as contemplated by the Merger Agreement.

On December 28, 2012, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. At the effective time of the Merger, (a) each outstanding share of common stock of the Company (other than shares owned by the Company, Parent, Merger Sub and holders who otherwise agreed with Parent or had properly demanded and not withdrawn a demand for appraisal rights) was automatically converted into the right to receive $32.00 in cash, without interest, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company’s common stock has ceased to trade on the NASDAQ Stock Market LLC (“NASDAQ”) and became eligible for delisting from the NASDAQ and termination of registration under the Exchange Act. Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Ancestry.com Inc. (incorporated herein by reference to the Schedule 14A filed by the Company with the SEC on November 30, 2012 (the “Proxy Statement”)).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Ancestry.com Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated October 22, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed October 22, 2012 and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated October 21, 2012, among Barclays Bank PLC, Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Royal Bank of Canada and Global Generations International Inc.*

(c)(1) Opinion of Qatalyst Partners LP, dated October 18, 2012 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Materials Prepared for Discussion, dated June 22, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(3) Materials Prepared for Discussion, dated July 19, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(4) Materials Prepared for Discussion, dated August 7, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(5) Materials Prepared for Discussion, dated October 7, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(6) Materials Prepared for Discussion, dated October 18, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(7) Discussion Materials Regarding Alaska Alternatives, dated September 4, 2012, presented by Goldman, Sachs & Co. to the Board of Directors of Ancestry.com Inc.**

(d)(1) Agreement and Plan of Merger, dated October 21, 2012, by and among Ancestry.com Inc., Global Generations International Inc. and Global Generations Merger Sub Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Fee Funding Agreement, dated October 21, 2012, by and among Global Generations International Inc., Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, Permira Investments Limited and P4 Co-Investment L.P. and Ancestry.com Inc.*

(d)(3) Equity Commitment Letter, dated October 21, 2012, among Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, Permira Investments Limited, P4 Co-Investments L.P. and Global Generations International Inc.*

(d)(4) Equity Commitment Letter, dated October 21, 2012, among AlpInvest Partners Co-Investments 2009 C.V., AlpInvest Partners Co-Investments 2010 II C.V. and Global Generations International Inc.*

(d)(5) Equity Commitment Letter, dated October 21, 2012, among Jasmine Ventures Pte Ltd and Global Generations International Inc.*

(d)(6) Voting Agreement, dated October 21, 2012, by and among Global Generations International Inc., Spectrum Equity Investors V, L.P., Spectrum V Investment Managers’ Fund, L.P., Spectrum Equity Investors III, L.P., SEI III Entrepreneurs’ Fund, L.P. and Spectrum III Investment Managers’ Fund, L.P.*

(d)(7) Contribution Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Timothy Sullivan.*

(d)(8) Contribution Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Purefoy, LLC.*

(d)(9) Employee Rollover Stock Option Agreement, dated October 21, 2012, by and between Global Generations International, Inc. and Timothy Sullivan.*

(d)(10) Employee Rollover Stock Option Agreement, dated October 21, 2012, by and between Global Generations International, Inc. and Howard Hochhauser.*

(d)(11) Employee Rollover Restricted Stock Unit Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Timothy Sullivan.*

(d)(12) Employee Rollover Restricted Stock Unit Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Howard Hochhauser.*

(d)(13) Contribution Agreement, dated October 21, 2012, by and among Global Generations International Inc. and Spectrum Equity Investors V, L.P.*

(d)(14) Interim Investors Agreement, dated October 21, 2012, by and among Permira IV Continuing L.P.1, Permira IV Continuing L.P. 2, Permira Investments Limited, P4 Co-Investment LP, AlpInvest Partners Co-Investments 2009 C.V., AlpInvest Partners Co-Investments 2010 II C.V., Jasmine Ventures Pte Ltd, Spectrum Equity Investors V, L.P., Timothy Sullivan, Purefoy, LLC, Howard Hochhauser and Global Generations International Inc.*

(d)(15) Assignment Agreement, dated October 22, 2012, by and among Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, Permira Investments Limited and P4 Co-Investment L.P., and Anvilux 1 S.à r.1. and Anvilux 2 S.à r.1.*

(f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

*	Previously filed on October 30, 2012
**	Previously filed on November 23, 2012

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 2, 2013

ANCESTRY.COM INC.

By:	/s/ William C. Stern
Name: William C. Stern Title: General Counsel

GLOBAL GENERATIONS INTERNATIONAL INC.

By:	/s/ Brian Ruder
Name: Brian Ruder Title: President, Chief Executive Officer and Secretary

GLOBAL GENERATIONS MERGER SUB INC.

By:	/s/ Brian Ruder
Name: Brian Ruder Title: President, Chief Executive Officer and Secretary

ANVILUX 1 S.À R.L.

By:	/s/ Severine Michel
Name: Severine Michel Title: Manager

ANVILUX 2 S.À R.L.

By:	/s/ Severine Michel
Name: Severine Michel Title: Manager

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV Managers Limited as general partner of	) Kees Jager
Permira IV Managers L.P. as	) Alternate Director
manager of Permira IV Continuing L.P.1)

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV Managers Limited as general partner of	) Kees Jager
Permira IV Managers L.P. as	) Alternate Director
manager of Permira IV Continuing L.P.2)

Signed by	) /s/ Kees Jager
for and on behalf of	) Kees Jager
Permira Nominees Limited as nominee for	) Alternate Director
Permira Investments Limited	)

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV GP Limited as general partner of	) Kees Jager
Permira IV G.P. L.P. as	) Alternate Director
general partner of P4 Co-Investment L.P.	)

Signed by	) /s/ John M Marren
for and on behalf of	) John M Marren
Permira Holdings Limited	) Director

SPECTRUM EQUITY INVESTORS V, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: Managing Director

SPECTRUM V INVESTMENT MANAGERS’ FUND, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: Managing Director

SPECTRUM EQUITY INVESTORS III, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: General Partner

SEI III ENTREPRENEURS’ FUND, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: Managing Director

SPECTRUM III INVESTMENT MANAGERS’ FUND, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: General Partner

/s/ Timothy Sullivan
Timothy Sullivan

/s/ Howard Hochhauser
Howard Hochhauser

PUREFOY, LLC

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Title:	Manager

By:	/s/ Jane Sullivan
Name:	Jane Sullivan
Title:	Manager